Simpson Thacher & Bartlett LLP

425 lexington avenue new york, ny 10017-3954

telephone: +1-212-455-2000 FACSIMILE: +1-212-455-2502

Direct Dial Number +1-212-455-2538	E-mail Address mnathan@stblaw.com

April 8, 2016

VIA COURIER AND EDGAR

John Reynolds

Division of Corporation Finance
Securities and Exchange Commission

100 F Street, N.E.
Washington D.C. 20549

Ladies and Gentlemen:

On behalf of American Renal Associates Holdings, Inc. (the “Company”), we hereby file with the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission Amendment No. 4 to the Company’s registration statement on Form S-1 (File No. 333-206686) (the “Registration Statement”), marked to show changes from Amendment No. 3 to the Registration Statement filed on February 26, 2016. The Company has revised the Registration Statement to reflect, among other changes, the price range information and to update its disclosure.

Please do not hesitate to call Michael D. Nathan at (212) 455-2538 with any questions or further comments regarding this submission.

Very truly yours,

/s/ Simpson Thacher & Bartlett LLP

Simpson Thacher & Bartlett LLP

cc:           Securities and Exchange Commission

Ronald E. Alper

Tia Jenkins

Brigitte Lippmann

Brian McAllister

American Renal Associates Holdings, Inc.

Joseph A. Carlucci

Michael R. Costa, Esq.

Latham & Watkins LLP

Peter N. Handrinos, Esq.

Nathan Ajiashvili, Esq.

BEIJING HONG KONG HOUSTON LONDON LOS ANGELES PALO ALTO SÃO PAULO SEOUL TOKYO WASHINGTON, D.C.